UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces management changes

Monterrey, Mexico, June 8, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV: OMA), announces that its board of directors has approved changes in senior management, as part of the plan for professional development and renewal of personnel.

Victor Bravo Martin will become Chief Executive Officer of OMA effective July 1, 2009. He succeeds Rubén López, who has been granted a sabbatical to continue his professional development and attend Stanford University in the Master of Science in Management program.

Mr. Bravo has more than 20 years of professional experience. He has served as OMA’s Chief Financial Officer since March 2006. Prior to joining OMA, he served in various capacities with Empresas ICA from 1986 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a BS in economics from Instituto Tecnológico y de Estudios Superiores de Monterrey, a diploma in finance from Instituto Tecnológico Autónomo de México, and an MBA from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business.

The board of directors also named José Luis Guerrero Cortés as the new Chief Financial Officer. Mr. Guerrero was an associate at Goldman Sachs in New York in 2008, working in the areas of business development, debt capital markets, and derivatives. He has also worked in the finance group of Empresas ICA, where he assisted in the financing for several of ICA’s largest construction and infrastructure projects. Prior to ICA, Mr. Guerrero was an assistant brand manager at Procter & Gamble in Mexico and worked in the environmental research group of Veolia Environment in France. Mr. Guerrero has a degree in chemical engineering from the Universidad Iberoamericana and an MBA from Harvard Business School.

Bernardo Quintana, the Chairman of the Board of OMA, noted, “OMA’s leadership team has done an outstanding job in establishing the foundations for the company’s current operations and by setting in motion business initiatives that will benefit the company and its shareholders in coming years. The Board wishes to express its appreciation for Rubén López’s leadership over the past half decade, as well as his energy and dedication in carrying out other responsibilities within the company prior to becoming CEO. We are confident that under Victor Bravo’s direction, OMA will continue to grow and develop as the premier airport operator in Mexico, creating value for the airport management industry, our employees, and our shareholders.”

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2000 quality standards. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events and based on current information. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: June 8, 2009